The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Three Months Ended March 31, 2017
		For the Years Ended December 31,
(Thousands of Dollars)		2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$90,208	$334,254	$299,360	$287,754	$279,412	$209,725
Income tax expense	53,606	208,308	177,396	133,451	141,663	94,437
Equity in earnings of equity investees	(9)	(61)	(31)	(32)	(67)	(40)
Dividends received from equity investees	—	60	—	—	289	—
Fixed charges, as below	37,143	152,635	153,751	152,513	139,929	139,982
Less: Interest capitalized (including AFUDC)	(877)	(3,319)	(2,630)	(1,867)	(2,249)	(2,456)
Total earnings, as defined	$180,071	$691,877	$627,846	$571,819	$558,977	$441,648

Fixed charges, as defined:
Interest Expense	$34,964	$144,110	$145,795	$147,421	$133,650	$133,127
Rental interest factor	1,302	5,206	5,326	3,225	4,030	4,399
Interest capitalized (including AFUDC)	877	3,319	2,630	1,867	2,249	2,456
Total fixed charges, as defined	$37,143	$152,635	$153,751	$152,513	$139,929	$139,982

Ratio of Earnings to Fixed Charges	4.85	4.53	4.08	3.75	3.99	3.16